Filed by Biogen, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Biogen, Inc.
Commission File No. 0-12042

This filing relates to the proposed merger-of-equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 20, 2003 (the “Merger Agreement”), by and among IDEC Pharmaceuticals Corporation (“IDEC”), Bridges Merger Corporation, a wholly owned subsidiary of IDEC, and Biogen, Inc. (“Biogen”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by each of Biogen and IDEC on June 23, 2003, and is incorporated by reference into this filing.

The following is a set of questions and answers to be used by the Company’s management to answer questions from investors, the media and employees.

BIOGEN IDEC INC. Q&A

QUESTIONS & ANSWERS

I.	Transaction Specifics

1.	What are the terms of the transaction?

Under terms of this merger-of-equals transaction, each outstanding share of Biogen stock will be exchanged for 1.150 shares of IDEC stock, regardless of how the stocks move between announcement and close (no collar).

2.	What will be the ownership of the combined company?

On a pro-forma, fully-diluted basis, IDEC shareholders would own 50.5% of the stock of the combined company, and Biogen shareholders would own 49.5% of the stock of the combined company.

3.	What will be the name of the combined company?

The combined company will be named BIOGEN IDEC INC., reflecting the equal contribution by both companies, the complementary roles to be played by the two companies’ respective management and the equal representation of the two companies on the new combined Board of Directors. William H. Rastetter and James C. Mullen will be on the board. 5 other IDEC directors and 5 other Biogen directors will join the new Board for a total of 12.

4.	When will the deal close?

The companies must receive both regulatory and shareholder approval before the transaction can close. Provided there are no unforeseen delays, we expect the transaction to close in late Q3 or early Q4 of 2003 (after receipt of regulatory and shareholder approvals).

5.	Are there any shareholder approvals required?

Yes. Both Biogen and IDEC shareholder approvals are required. We expect to submit the merger for a vote in late Q3 or early Q4 of 2003.

6.	Is regulatory approval required?

Yes, Hart-Scott-Rodino and other customary regulatory notifications will be filed in the U.S., as well as in certain foreign jurisdictions. We believe that our businesses are complementary rather than competitive, and we will work to obtain antitrust clearance as quickly as possible.

7.	Are there any antitrust concerns?

We believe that our businesses are complementary rather than competitive and we will work to obtain antitrust clearance as quickly as possible.

8.	Will you be requested to sell any assets to obtain regulatory clearance?

We do not believe that any asset divestitures will be required to obtain regulatory approvals for this transaction. We believe that antitrust clearance will be obtained without any material adverse changes to the combined company.

9.	Has due diligence been completed?

Yes. Both companies and their advisors have completed extensive and detailed due diligence over the past several months including detailed reviews in such areas as: commercial, finance, accounting, legal, regulatory, research and operations.

10.	What was involved in due diligence by both companies? Management presentations? Review of the other company’s pipeline?

Diligence was conducted over several months. In addition to diligence in areas such as finance, accounting, legal and regulatory, senior management teams from both companies and their advisors worked together to fully understand the two businesses, their capabilities, their products and their prospects.

11.	What is the expected calendar of milestones leading to completion of the merger?

—	Hart-Scott-Rodino and other required competition regulatory filings are expected to be made promptly

—	We expect the S-4 to be filed by early to mid July

—	Shareholder approvals and closing is expected by late Q3 or Q4 2003

12.	Is this a merger or an acquisition?

This is a strategic merger-of-equals, reflected in the terms of the transaction, ownership split and the proposed Board and management structure, as well as the delineation of responsibilities between senior management team members. Biogen and IDEC both believe that the transaction represents the coming together of two successful and leading companies with shared values and complementary capabilities. With Biogen’s status as a fully-integrated global biotechnology company and the tremendous growth potential of IDEC, we see the opportunity to accelerate both companies’ strategic plans. We expect to build on our strengths and create one of the preeminent biotech companies in the world.

13.	Are there any change-of-control payments to which Biogen’s (or IDEC’s) management will be entitled as a result of this merger, and, if so, will they decline those payments since they will remain in executive management positions?

Each company has a severance plan for certain members of senior management and a special severance program for other employees that may provide severance to those employees whose employment is terminated as a result of this merger.

14.	How does this impact your collaboration agreements with key partners?

This merger-of-equals does not impact the Rituxan collaboration agreement that IDEC has with Genentech. Biogen’s collaboration agreement with Elan for Antegren also is not impacted. Elan has consented to the transaction and waived any change of control provisions.

We believe that the combined BIOGEN IDEC INC. will create an even stronger partner for Genentech and Elan and look forward to continuing to work with both of them in a constructive manner to further the goals of our partnerships.

15.	Are there no shop and breakup provisions in the deal?

Yes. There is a standard reciprocal no shop provision and a reciprocal termination provision that could result in a termination payment of $230 million under certain circumstances.

16.	Who are the companies’ advisors?

Goldman, Sachs & Co. provided financial advice to Biogen and Merrill Lynch & Co. provided financial advice to IDEC. Skadden, Arps, Slate, Meagher & Flom LLP provided legal advice to Biogen and Pillsbury Winthrop LLP provided legal advice to IDEC.

17.	Are there walkaway provisions?

There are reciprocal termination provisions standard for transactions of this type, and in various circumstances termination may trigger a termination payment.

18.	How will the merger impact IDEC extant convertible debt? Are there change of control provisions?

The change of control provisions in both of IDEC’s existing convertible securities are not triggered by this transaction, and we anticipate that the convertible debt securities will remain in place following the closing of the transaction.

19.	After closing of the transaction, who is responsible for past, present and future liabilities?

The combined company will be responsible for past, present and future liabilities of both predecessor companies.

II.	Rationale and Background

20.	What will the combined company’s strategy be?

Our combined company will carry on Biogen’s and IDEC’s current strategy: continuing leadership in the innovation of new standards of care. This merger of equals will enable the combined company to accelerate the achievement of its strategic goals by combining efforts and expertise in both oncology and immunology, leadership and scale in biologics products, R&D and manufacturing. Our enhanced global scale and infrastructure will enable us to more effectively leverage opportunities through organic efforts, strategic licensing and collaborations. We plan to become the partner-of-choice for other biotechnology companies. The values that have driven these two organizations and defined our strategy since inception are incredibly similar and will only strengthen our common goal of global leadership in biotechnology, pioneering the development of new standards of care.

21.	Why are you doing this now?

We are embarking on this merger-of-equals to allow us to accelerate our strategy of attaining leadership in the biotech industry. Our complementary values and tangible expertise fused together should enable us to rapidly accelerate our discovery, research, product development and commercial expertise. Each organization brings its own experience and leadership in specific areas. At this unique inflection point in the evolution of our industry, we expect to be able to catapult over the individual challenges of our own organizations and those faced broadly by all biotech companies.

22.	Why is this merger good for IDEC?

•	Building critical mass

•	Gaining global presence

•	Diversifying revenues

•	Adding Biogen’s complementary R&D and sales capabilities in immunology and deepening the pipeline

•	Leveraging existing manufacturing, facilities and other business infrastructure of Biogen

•	Leveraging Biogen manufacturing expertise to significantly enhance IDEC current projects at NIMO

•	Allowing for more efficient and higher value added use of capital.

23.	Why is this proposed merger better than selling IDEC?

We believe that this merger-of-equals will create a biotech R&D and commercial leader, and will deliver long-term value to our investors, employees and customers.

24.	What is the financial impact to IDEC’s shareholders?

The financial impact to IDEC, in addition to significant earnings accretion, is a diversification of financial risk through the addition of Biogen’s product portfolio, scale in R&D, manufacturing and sales and marketing infrastructure. We can further build our combined company with greater diversification, efficiency and anticipated savings in cash flow. Furthermore, we expect that the potential of our combined pipeline will result in both near-term and long-term revenue and EPS opportunities that we could not have realized on our own.

25.	Why should IDEC shareholders accept the negative impact that this transaction will have on the company’s growth?

We believe that this merger-of-equals will accelerate our organic and external efforts in product and pipeline development while building scale in an earnings sensitive way. The diversification of our combined pipeline and the building of critical mass will enable us to increase the likelihood of continued commercial success. We believe this will enable us to grow long-term in a much more consistent and predictable manner than if we continued alone. Our investors should understand that this merger-of-equals is not about growth for the next quarter, but delivering shareholder value for the next year to ten years and beyond.

26.	What other strategic alternatives did IDEC explore?

IDEC’s management team is committed to delivering long-term shareholder value and thus regularly reviews the strategic options available for the company. We believe this strategic merger-of-equals will produce the greatest long-term shareholder value and will allow the company to accelerate and deliver on its strategic targets/goals.

27.	Do you think Genentech will make a bid for IDEC?

•	IDEC is not for sale

•	We do not speculate on third parties’ or our partners’ strategic moves

•	We believe that as one of the preeminent biotechnology leaders the new BIOGEN IDEC will make a better collaboration partner for Genentech and thus enhance the value of its existing collaborations with IDEC and Biogen.

28.	Why is this merger good for Biogen?

This merger-of-equals is the optimal strategic move for Biogen for a number of reasons:

•	We believe that the addition of near term growth drivers and diversification of risk through Rituxan and Zevalin will have a meaningful impact on our financial profile and profitability

•	The combination of IDEC’s immunology pipeline with our expertise should lead to a more enhanced product development effort .

•	The addition of IDEC’s oncology development, discovery research and commercial expertise significantly adds to our growth profile and diversifies our therapeutic focus and risk

29.	Why is this proposed merger better than selling Biogen?

•	We believe that this merger-of-equals will create a biotech R&D and commercial leader that will deliver long-term value to our investors, employees and customers.

30.	What is the financial impact to Biogen’s shareholders?

•	We believe that this merger-of-equals increases the overall value of the company through:

— Addition of near-term growth drivers such as Rituxan and Zevalin

— Decreased risk through diversification of revenues

— Increased likelihood of success in developing our combined pipelines

— Significant leverage in utilizing complementary assets

31.	What other strategic alternatives did Biogen explore?

Biogen’s management team is committed to delivering long-term shareholder value. As part of this commitment, management regularly explores options for achieving our strategic objectives. We believe this merger-of-equals will produce the greatest long-term shareholder value to our shareholders and will allow us to accelerate and deliver on all our strategic targets/goals.

32.	What challenges have IDEC and Biogen been facing independently? How does this proposed transaction address those challenges?

•	Challenges:

— Reliance on one blockbuster and one therapeutic category

— Requirement for significant infrastructure to expand business

— Building expertise in a new therapeutic area

•	This merger addresses each of these issues

•	Drug discovery and development in our own areas of expertise are challenging — entering into a new therapeutic arena is even more challenging and costly to shareholders

33.	Are the companies merging due to concerns about their pipelines and the maturity of their chief products, i.e. out of weakness?

Absolutely not. Each company is extremely confident in its own pipeline due to the strength of our underlying expertise and track record. The combination of our own individual strengths should enable us to advance our pipeline faster and more efficiently, and ultimately allow our shareholders to benefit from our combined innovation faster and in a much more profitable way. We expect that the combined pipeline will accelerate faster, thus allowing shareholders to realize value sooner. Furthermore, we believe that our preclinical efforts will be more robust, allowing us to deliver broader and deeper value into the future.

34.	Why should shareholders support a “no-premium” deal? Why should shareholders take on the risk of successful merger integration for no premium?

Neither Biogen nor IDEC is for sale. We believe that this merger-of-equals creates a unique company, which will provide significant value creation opportunities for both shareholder groups. We anticipate that value creation and share price appreciation over the long-term will far outweigh the short-term gain of a premium paid as part of an acquisition.

35.	Why didn’t the companies seek merger partners that would allow for cost-savings synergies?

The primary rationale for this merger is about a “strategic acceleration”. However, we also expect over $300mm of cumulative operating expense synergies through 2007, and over $175 million of cumulative capital expense synergies through 2007. We believe these are compelling cost-savings synergies.

36.	How long have the two companies been in discussion? Who approached whom? What precipitated the initial discussions?

As leaders in our respective therapeutic areas, our management, scientists and professionals have known and respected each other for many years. Both companies were pioneers in developing new standards of care in, respectively, oncology and immunology and, as such, share similar cultures and values. However, both companies have always recognized the limitations of their own expertise. Ultimately this led to the oncology collaboration between the companies signed earlier this year. It was during those discussions that management of both companies recognized the complementary expertise at all levels of the drug development and commercialization process.

37.	Have any other companies expressed an interest in combining with either Biogen or IDEC?

From time to time, general discussions occur between management teams within the industry regarding strategic combinations, partnerships and collaborations. That being said, neither Biogen nor IDEC has received any specific indication of interest in a merger or acquisition from another company.

38.	Do you anticipate any third parties making an offer for either or both of the companies?

We do not speculate on third parties’ actions. Neither company is for sale. Furthermore, both management teams and their boards are committed to this merger-of-equals transaction and its expected long-term benefits and value creation.

39.	Are the companies obligated to consider higher offers?

Neither company is for sale and both companies are strongly committed to this merger-of-equals.

40.	Will the combined company seek further acquisitions?

The new company will focus first and foremost on capturing the potential created by this merger. As a fully-integrated company with a broad marketed and clinical product profile and a global infrastructure, we expect to be the biotechnology partner of choice. We will have approximately $1.5 billion in net cash on our balance sheet available to pursue alliances and acquisitions.

III.	Governance

41.	What will be the combined company’s board makeup?

The Board of Directors of the combined company will consist of 12 directors, five chosen from each company, plus both Dr. Rastetter and Mr. Mullen.

42.	How many directors will be independent outside directors?

We will have 10 independent outside directors.

43.	Who will be the Chairman and CEO?

Dr. Rastetter, chairman and chief executive officer of IDEC, will become executive chairman of the combined company.

Mr. Mullen, chairman and chief executive officer of Biogen, will become the CEO of the combined company.

44.	How will the reporting role work between Mr. Mullen, Dr. Rastetter and the Board?

We are both fully committed to this merger-of-equals transaction and the success of the combined company going forward and plan on working closely together to create shareholder value and leverage our respective strengths to lead the organization. To facilitate a smooth integration and efficient reporting, Dr. Rastetter will solely report to the Board, with Mr. Mullen reporting to Dr. Rastetter. Mr. Mullen and Dr. Rastetter have worked together closely on the previously announced oncology collaboration and now on this merger and integration plan and have developed an excellent working and personal relationship through these in-depth interactions.

45.	For how long will Dr. Rastetter be chairman? Do the companies expect for Mr. Mullen to succeed Dr. Rastetter as chairman?

There is currently not a succession plan in place for either executive.

46.	Who will be the top management team?

Key management positions already determined include Peter N. Kellogg, chief financial officer of Biogen, who will become CFO; William R. Rohn, president and chief operating officer of IDEC, who will become COO; Nabil Hanna, chief scientific officer of IDEC, who will become head of reserch; and Burt A. Adelman executive vice president — research and development of Biogen, who will become head of development. Each member of the management team brings two to three decades of experience to the combined entity.

47.	Mergers of equals are rare and can be difficult to manage. What makes you confident that this one will be successful?

We believe our two companies are extremely well-suited for a very manageable integration, due to the combined company’s strong and experienced leadership, the complementary nature of the two companies’ operations and areas of scientific expertise, and the existing foundation of scientific and cultural respect that helped lead to our merger of equals discussions in the first place.

During the process of getting to know each other, we found we shared a common culture and vision. We are both committed to pursuing excellence in science and developing state-of-the-art biologics for the treatment of disease. Both companies promote an informal work environment, an open management style, and a commitment to developing our people.

48.	Who will lead the transition team?

Dr. Rastetter and Mr. Mullen jointly will take full responsibility for implementation of the integration plan after closing. An integration planning steering committee staffed with a team of senior managers from each of Biogen and IDEC has already been formed and will report to us.

IV.	Costs and Savings

49.	What is the value of the transaction?

At announcement, the combined, fully-diluted market cap of the two companies was $13.7 billion.

50.	What are the synergies?

We expect to achieve cost synergies of over $300 million in cumulative operating expense savings through 2007 and over $175 million in capital savings. It is anticipated that these would consist of:

•	Leverage global infrastructure

•	Reduce/defer capital spend

•	Avoid duplicative build-out (manufacturing, quality, SG&A)

•	Improve return on assets, return on equity

51.	Do you anticipate any R&D-related write-downs or other integration-related charges, and if so, approximately what level?

We will follow the M&A accounting principles under U.S. GAAP. These principles require a purchase price allocation to intangibles of the acquired company, including R&D programs. GAAP requires that these R&D intangibles be written down upon consummation of the transaction. In addition, there will be other integration-related charges.

V.	Financials

52.	What will be the combined financial profile of the combined company?

Combined pro forma 2002 revenue was $1.55 billion.

Combined net cash and marketable securities totaled $1.5 billion

53.	What is the impact of this merger to GAAP EPS?

We believe that the appropriate way to be looking at the impact of this merger-of-equals transaction is on a Cash EPS basis.

54.	Why do you emphasize Cash EPS?

Given that this is an at-market transaction, there is no resulting economic leakage and no negative impact on the value to shareholders or the cash flow of the combined company. Therefore, cash EPS is the appropriate way to look at the economic impact of this merger of equals. Further, in the biotech and pharma industry, the investor and research community is valuing companies that have been created as a result of a significant merger or acquisition transaction based on cash EPS forecasts on an ongoing basis.

First, this allows companies’ earnings to be compared to each other in a more accurate and consistent fashion. Second, for biotech and pharma companies there is significant value allocated to marketed products and thus, a significant share of the purchase price is allocated to intangible assets under purchase accounting. This distorts the resulting economic value to shareholders at the time of a merger or acquisition.

55.	What will be the R&D budget for the combined in the first full year of operation?

We expect that the R&D budget for the first full year will be approximately $550 million.

56.	Will this be accretive to earnings per share? If so, when?

As the accounting acquiror, IDEC expects accretion to its cash EPS immediately following closing of the transaction. The transaction is expected to be accretive to GAAP EPS in two to three years.

57.	Will there be goodwill? How will the excess purchase price be written off?

This transaction will be accounted for under the new purchase accounting rules adopted in 2001. Thus, goodwill will be created, although not amortized.

58.	Is there any tax payable by Biogen or IDEC or their shareholders at closing?

No, this transaction will be tax-free to Biogen and IDEC and to Biogen’s and IDEC’s shareholders.

59.	What is the dividend policy of the combined company?

Consistent with prior dividend policy of both companies, we do not anticipate instituting a dividend at this time. Future dividend policy will be determined by the new Board of Directors of the combined company.

60.	Do you anticipate any problems with the rating agencies related to this transaction?

No. We believe that the combined company has only strengthened its already substantial cash flows to service its existing debt.

61.	Do you expect that the need to focus on obtaining approval for the transaction and preparing for the integration of the organizations will distract you from day-to-day operations or otherwise impact your businesses?

No. By staffing a dedicated integration planning team to prepare for post closing transition, we will be able to focus on operations of our separate businesses, while simultaneously anticipating post-closing actions necessary for the combined company to hit the ground running.

VI.	Operations and R&D Programs

62.	Where will the company’s headquarters be located?

The corporate headquarters will be located in Cambridge and will maintain centers of excellence in San Diego and Cambridge focused, respectively, on oncology and immunology, along with other significant U.S. operations in Research Triangle Park, NC and Oceanside, CA. In addition, BIOGEN IDEC will have international operations in Europe, Canada, Australia, and Japan.

63.	Does the combined company plan to combine all the systems in place at both of the parent companies?

The integration planning team will be reviewing all systems in the months ahead to ensure that, when the transaction closes, BIOGEN IDEC will act as one company going forward.

64.	Will any facilities be closed or consolidated as a result of this transaction?

Biogen’s manufacturing facilities in Denmark will be delayed. The integration planning team will be reviewing facilities and developing detailed plans.

65.	What research programs will be terminated as a consequence of this transaction? How and when would they be wound down?

After closing, we will look at every research program in the two companies to determine how best to proceed.

VII.	HR

66.	Is there any estimate of the number of employees that will be laid off as a result of the merger, from what areas of the company layoffs will come, and when layoffs will start?

Because the operations of the companies are so complementary, we expect there will be little redundancy and minimal reductions in staff.

67.	Will our compensation and benefits change as a result of the merger?

An integration planning team is being formed that will study compensation and benefit programs on a worldwide basis. The team will recommend programs and plans that are appropriate for the combined company.

68.	Will employees be able to express an interest in being considered for severance?

There will be little redundancy and minimal reductions in staff. There are no plans to ask employees to volunteer for termination from the combined company.

69.	Will any employees be asked to relocate?

The majority of employees in both companies will probably have no change in their management or locations. A small number of individuals may be asked to relocate to better serve the business.

70.	If I have to relocate in order to stay with the company, will relocation benefits be available to me, and what will they consist of?

Yes. Any employee asked to relocate would be provided a relocation benefit. The specifics have not yet been determined.

71.	If I get laid off as a result of the merger, will there be any benefits available to me?

As part of the integration planning and due diligence effort, both companies have developed a special merger severance program for employees whose employment is terminated as a result of this merger-of-equals. This program will provide defined salary and benefit continuation for affected employees. Details will be provided, if and when necessary.

72.	Which companies’ severance plan will be in effect once the merger is complete?

Both companies have substantially similar severance plans. These plans are expected to remain in place after the combination.

73.	How does the other company’s severance plan compare with ours?

Both companies have substantially similar severance plans. These plans are expected to remain in place after the combination.

74.	What functions will remain in San Diego?

While corporate headquarters will be in Cambridge, MA, many of the same functions as presently exist in San Diego will remain there.

75.	What will be the selection process to staff the combined company?

Decisions will be made based on a number of factors. Qualified employees with the necessary skills and experience from both companies will be considered to fill new open positions.

76.	Will the combined company be staffed on an equal 50/50 basis?

Not necessarily. Decisions will be made on a number of factors. There is of course, a large difference between the two companies’ number of employees now.

77.	How many IDEC employees will relocate to Cambridge?

At the present time there is not a specific number of employees that have been identified to relocate. It is anticipated to be a very small number.

78.	If my job is eliminated, will I be considered for other jobs within the company?

Yes. Any employee who is affected by the merger, and is interested in being considered for another position and is qualified, will be considered for other open positions within the company.

79.	When will we know whether we get to keep our jobs or if they will be eliminated?

The length of the post-closing transition period will be minimized to the extent possible. We understand the employees’ concerns to know their individual status. As soon as reasonably possible, employees will be notified of their status with the combined company.

80.	How will continuing communications to employees be handled?

We will provide periodic updates on the integration planning process via the Intranet and other announcements. Your manager can also be asked if you have specific questions.

81.	Who can I talk to if I have questions or concerns?

An Intranet site is available to relay responses. You may also contact your manager or your supervisor with questions.

82.	What happens to employee retirement benefits?

The integration planning team will take a look at what both companies offer employees in connection with integration planning. Vested and accrued benefits will not be reduced by the transaction. It is expected that combined company future retirement benefit arrangements will be provided through a 401(k).

83.	What happens to employee stock options?

All Biogen options would convert to options to purchase IDEC shares. To calculate the conversion of Biogen options, an option holder should multiply the number of shares of Biogen stock underlying the option by 1.15 (the share exchange ratio in the merger agreement) and divide the exercise price of their Biogen option by 1.15.

VIII.	Customers, Patients and Physicians

84.	Will there be any changes to the support or sales process?

The integration planning team will review many areas related to BIOGEN IDEC. At the moment, however, it is not anticipated that there will be changes to the support or sales process.

85.	Will my rep change?

The integration planning team will review many areas related to BIOGEN IDEC. At the moment, however, it is not anticipated that the proposed merger would have a direct impact on sales representatives as the two individual companies are in separate therapeutic areas.

86.	Will the combined company remain active in the immunology/oncology sector?

Yes. Reflecting the strength of Biogen and IDEC today, the company, BIOGEN IDEC, plans to be a world leader in oncology and immunology.

IX.	Miscellaneous

87.	Who is Biogen?

Biogen is the world’s oldest independent biotechnology company. It was founded in 1978 by a group of internationally acclaimed scientists, including Phillip Sharp of MIT and Walter Gilbert of Harvard, two subsequent Nobel Prize recipients. Biogen is a pioneer in leading edge research in immunology, neurobiology and oncology. Biogen’s AVONEX is the first $1 billion drug in MS and in February Biogen launched AMEVIVE in the U.S., the first biologic approved for moderate-to-severe chronic plaque psoriasis.

88.	Who is IDEC?

IDEC was founded in 1985 to develop monoclonal antibodies for treatment of cancer. IDEC founders include Ivor Royston, Howard Birndorf, Richard Miller, and Brook Byers. IDEC is a leader in oncology and rheumatology with a growing focus on autoimmune and inflammatory diseases. IDEC’s Rituxan, used to treat certain B-cell non-Hodgkins lymphoma, is the most successful and fastest launch of any cancer therapeutic with $1.48 billion in worldwide sales in 2002. IDEC receives a share of operating profits from sales of Rituxan in the U.S. which a was $324.5 million in 2002 and a royalty of sales outside the U.S, which was $45.43 million in 2002.

IDEC’s Zevalin is a radioiummunotherapy for B-cell non-Hodgkins lymphomas.

Safe Harbor Statement

This documnet contains “forward-looking” statements including statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, and expectations for our products and plans for development and expansion of our pipeline. These statements are based on our respective management’s current expectations. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, we may be unable to obtain shareholder or regulatory approvals required for the merger. Problems may arise in successfully integrating our businesses. The merger may involve unexpected costs. We may be unable to achieve cost-cutting synergies. Our businesses may suffer as a result of uncertainty surrounding the merger. The market for our products may change or be impacted by competition, new data, supply issues or marketplace trends. Technical, regulatory or manufacturing issues, new data or intellectual property disputes may affect our programs or we may encounter other difficulties in developing our pipeline or in gaining approval of new products.

For more detailed information on the risks and uncertainties associated with each company’s business activities see our respective reports filed with the SEC. Neither company undertakes any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

IDEC Pharmaceuticals Corporation intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant documents in connection with the proposed transaction. Investors and security holders of Biogen and IDEC are urged to read the joint proxy statement/prospectus, when available, and other relevant materials when they become available because they will contain important information about IDEC, Biogen and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Attn. Investor Relations or IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121. In addition, investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen’s website at www.biogen.com and investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC’s website at www.idecpharm.com. Biogen, IDEC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of the officers and directors of Biogen and IDEC in the proposed transaction will be included in the joint proxy statement/prospectus.